UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2021
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16169
________________________
EXELON EMPLOYEE SAVINGS PLAN FOR REPRESENTED EMPLOYEES AT CLINTON
(Full title of the Plan)
________________________
EXELON CORPORATION
(a Pennsylvania Corporation)

10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379
(800) 483-3220
(Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices)

EXELON EMPLOYEE SAVINGS PLAN FOR REPRESENTED EMPLOYEES AT CLINTON

INDEX TO FINANCIAL STATEMENTS
Page No.

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits As of December 31, 2021 and 2020	3

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2021	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule of Assets (Held at End of Year) As of December 31, 2021	14

Exhibit Index	15

Signature	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Administrator of the
Exelon Employee Savings Plan for Represented Employees at Clinton:
Opinion on the Financial Statements
    We have audited the accompanying statements of net assets available for benefits of the Exelon Employee Savings Plan for Represented Employees at Clinton (the “Plan”) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
    These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
    We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion.
    Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Supplemental Information
    The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting or other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule of assets, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of assets is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ MITCHELL & TITUS, LLP
We have served as the Plan's auditors since 2019.

Chicago, Illinois
June 22, 2022

EXELON EMPLOYEE SAVINGS PLAN FOR REPRESENTED EMPLOYEES AT CLINTON

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
ASSETS
Investments, at fair value
Plan interest in the net assets of the Exelon Corporation Defined Contribution Retirement Plans Master Trust (see Note 3)	$72,477,716	$68,137,496
Receivables
Participant contributions	34,920	13,667
Employer contributions
Fixed match contributions	8,346	10,355
Profit-sharing contributions	—	136,524
Notes receivable from participants	1,002,625	1,035,315
Total receivables	1,045,891	1,195,861
NET ASSETS AVAILABLE FOR BENEFITS	$73,523,607	$69,333,357

The accompanying Notes are an integral part of these Financial Statements.

EXELON EMPLOYEE SAVINGS PLAN FOR REPRESENTED EMPLOYEES AT CLINTON

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2021
ADDITIONS
Contributions
Participant	$2,742,122
Employer fixed match	796,830
Total contributions	3,538,952
Investment income
Plan interest in the net investment income from the Exelon Corporation Defined Contribution Retirement Plans Master Trust (see Note 3)	10,652,395
Interest income from notes receivable from participants	73,685
Total investment income	10,726,080
Total additions	14,265,032
DEDUCTIONS
Participant withdrawals and distributions	9,453,692
Administrative expenses	66,251
Total deductions	9,519,943
Net increase before transfers	4,745,089
Net assets transferred to other plans (See Note 8)	(554,839)
Net increase after transfers	4,190,250
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	69,333,357
End of year	$73,523,607

The accompanying Notes are an integral part of these Financial Statements.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT CLINTON
NOTES TO FINANCIAL STATEMENTS

1.Plan Description
    The following description of the Exelon Employee Savings Plan for Represented Employees at Clinton (the “Plan”) is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.
General
    The Plan is a defined contribution plan and was established in 1999 for the purpose of providing eligible Clinton bargaining unit employees of Exelon Corporation (“Exelon” or the “Company”) (formerly, of AmerGen Energy Company, LLC) a retirement vehicle and to reduce their taxable income pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Exelon Corporation Stock Fund, which is an investment option under the Plan, is invested primarily in Exelon common stock and is intended to be an Employee Stock Ownership Plan under Code Section 4975(e)(7).
    Exelon is the sponsor of the Plan and the administrator of the Plan (the “Plan Administrator”) acting through Exelon’s Director of Employee Benefit Plans and Programs. The Plan Administrator has the responsibility for the day-to-day administration of the Plan. Exelon, acting through the Exelon Investment Office, is responsible for the selection and retention of the Plan’s investment options and any investment manager that may be appointed under the Exelon Corporation Defined Contribution Retirement Plans Master Trust (the “Master Trust”). State Street Global Advisors is the independent investment manager for the common stock held in the Exelon Corporation Common Stock Fund. The Northern Trust Company is the Plan's trustee (“Trustee”) and Northwest Plan Services, Inc. is the Plan's recordkeeper (“Recordkeeper”).
    Eligible employees are all employees of subsidiaries of Exelon (each subsidiary, a “participating employer”) at its Clinton facility who are covered by a collective bargaining agreement that provides for participation in the Plan. Newly hired employees who do not make a participation election within 90 days after their date of hire will automatically be enrolled in the Plan as soon as administratively practicable after their 90th day of employment with a pre-tax deferral of 3% of eligible pay per pay period and 1% increase each March 1st, generally beginning with the second calendar year that begins after automatic enrollment first applies to the participant, until a total maximum automatic pre-tax deferral of 10% of eligible pay is reached (previously 4% of eligible pay for employees newly hired prior to January 1, 2020). Such automatic contributions to the Plan will be invested in the custom target retirement fund that corresponds to the participant’s anticipated retirement date (based on the participant’s birth date). A participant who elects to stop participation within 90 days after automatic contributions are first taken from his or her pay may withdraw the contributions adjusted for any investment gains or losses and reduced for any applicable fees. Such a withdrawal would be subject to federal income tax but not to any early withdrawal penalty. Additionally, the participant will forfeit any employer matching contributions made with respect to such automatic contributions.

    Pursuant to the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), the plan permits “qualified individuals” affected by the COVID-19 virus to (1) receive a distribution on or after March 27, 2020 of their account balance up to $100,000 with deferred payment of related taxes, (2) borrow from their account balance between March 27, 2020 and September 22, 2020 (the current IRS deadline) up to $100,000 (increased from $50,000), and (3) have any loan repayments due between March 27, 2020 and December 31, 2020 suspended for up to one year.
In accordance with the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”), participants who attains age 70½ after December 31, 2019, will begin receiving benefit payments no later than April 1 of the calendar year following the calendar year in which they attain age 72.
Participant Contributions
    The Plan generally permits participating represented employees to contribute between 1% and 50% (percentage varies for some represented employees based on the applicable collective bargaining agreement) of eligible pay each pay period on a pre-tax basis, an after-tax basis, a Roth basis or a combination of the three, subject to certain Internal Revenue Service (“IRS”) limitations.
    During any calendar year in which a participant attains age 50 or older, he or she generally may elect to make additional pre-tax contributions, called “catch-up” contributions, to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual IRS limit on that type of contribution or be contributing at the maximum base pay level. Catch-up contributions are not credited with the Company’s fixed or profit sharing matching contributions.
Company Matching Contributions
    Exelon provides a fixed and an annual profit-sharing match. Under the fixed match, Exelon matches 100% of the first 4% of a participant’s eligible pay contributed (whether pre-tax, after-tax or Roth) per pay period. Additionally, Exelon may make an annual profit-sharing match of up to 50% of the first 4% of a participant’s eligible pay contributed per pay period, excluding catch-up contributions, based on attainment of earnings per share goals established by the Compensation Committee of Exelon’s Board of Directors (the “Committee”). Any profit-sharing match will be contributed to the plan after the end of each calendar year. There was no 2021 profit-sharing match contributed in 2022. The 2019 profit-sharing match contributed in 2020 was $136,524. Generally, participants classified as members of a collective bargaining unit represented by IBEW Local 51 must be employed on the last day of a calendar year to receive the profit-sharing match for that year.  In the event a participant classified as a member of a collective bargaining unit represented by IBEW Local 51 terminates employment during the calendar year due to death, long-term disability or retirement (age 50 and completion of 10 years of service with a participating employer) or in the event a participant terminates employment with a participating employer and receives benefits under the severance plan, the participant will be eligible to receive a pro-rated profit-sharing match.
Investment Options
    The Plan’s investments are held in the Master Trust, which was established in 2006, for the investments of the Plan and other savings plans sponsored by Exelon. The Plan's investments are fully participant-directed, and the Plan is intended to satisfy Section 404(c) of ERISA.
    The investment options include a menu of funds that include twelve custom Target Date Fund options, three actively-managed custom funds, nineteen passively-managed funds, the Northern Trust U.S. Government Short-Term Investment Fund and the Exelon Corporation Stock Fund. Below is a
brief description of each of the investment options available as of December 31, 2021 and 2020. These descriptions are not, and are not intended to be, complete descriptions of each investment option’s risk, objective and strategy.
Target Date Funds - Diversified funds managed by multiple investment managers that seek to provide investment return, shifting from an emphasis on capital appreciation to an emphasis on income and inflation protection as the fund approaches and passes its target retirement age. Target allocations of the funds are designed using certain assumptions, including that most Exelon plan participants receive a 401(k) company matching contribution under the Plan, either earn pension benefits over their careers or receive additional employer 401(k) contributions in lieu of pension benefits, and typically begin receiving retirement benefits around age 61. The funds reduce exposure to equity and real estate, and increase exposure to fixed income and certain other investments, as the target retirement date approaches, and for ten years thereafter.
Actively-managed custom funds - These funds use a multi-manager approach whereby the fund’s assets are allocated to several investment managers that act independently of each other and follow their own distinct investment style in investing in securities. The portfolios are principally managed using an active approach with the objective of collectively exceeding the record of the fund benchmark.
Passively-managed funds - These funds seek investment results that correspond generally to the price and yield performance, before fees and expenses, of a particular index.
Northern Trust U.S. Government Short-Term Investment Fund - This fund is an investment vehicle for cash reserves that offers a rate of return based on a portfolio of obligations of the U.S. Government, its agencies or instrumentalities, and related money market instruments. Principal preservation and liquidity management are the fund’s primary objectives.
Exelon Corporation Stock Fund - This fund, which became an investment option on January 1, 2016, primarily invests in Exelon common stock with some short-term liquid investments. The Exelon Corporation Stock Fund does not represent direct ownership of Exelon common stock. The fund's unit value is determined by dividing the total current fair value of the investments in the fund by the total number of units owned. This fund is intended to generally track the performance of Exelon Corporation's publicly traded stock, net of fees and expenses and taking into account liquidity needs.
Notes Receivable from Participants
    A participant may, upon application, borrow from the Plan. Only one loan is permitted to a participant in any calendar year with a maximum of three outstanding at any time, and the amount of any loan shall not be less than $500 ($1,000 for a primary residence loan). The aggregate amount of all outstanding loans may not exceed the lesser of (i) 50% of a participant’s vested balance in the Plan or (ii) $50,000 minus the excess of the highest outstanding balance of all loans from the Plan to the participant during the previous 12-month period over the outstanding balance of all loans from the Plan to the participant on the day the loan is made. For loans other than home loans, the maximum term of the loan is five years. For a home loan, the maximum term is the lesser of thirty years or the amount of time until a participant attains his or her normal retirement date and the minimum is five years. Principal and interest is paid ratably through monthly payroll deductions or direct payment, as applicable. No lump sum or installment distribution from the Plan will be made to a participant who has received a loan, or to a beneficiary of any such participant, from the portion of his or her account that has been pledged as a security for the loan, until the loan, including interest, has been repaid out of the funds otherwise distributable. In the event a participant defaults on the repayment of a loan, the loan will be considered a taxable distribution of the participant's account and may be subject to an early withdrawal penalty.
Withdrawals by Participants While Employed
    Generally, a participant may withdraw a minimum amount of $250 up to a maximum amount of the entire balance of the participant’s after-tax contributions and rollover accounts once each calendar year.
    Generally, a participant may make withdrawals from his or her before-tax, catch-up, matching, Roth, Roth catch-up and Roth rollover contributions accounts, but only if the participant has attained age 59 ½ or, prior to that age, only in an amount required to alleviate financial hardship as defined in the Code and regulations promulgated thereunder. Financial hardship withdrawals suspend the participant’s right to make contributions to the Plan for six months.
    While any loan to the participant remains outstanding, the maximum amount available for withdrawal shall be the balance in such account less the balance of all outstanding loans.
Distributions upon Termination of Employment
    Upon termination of employment, including the retirement, total disability or death of a participant, a participant is entitled to the distribution of his or her entire account balance. Such distribution will be made, as elected by the participant, in the form of either a single lump-sum payment or in substantially equal annual, quarterly or monthly installments over a period not exceeding the joint life expectancy of the participant and his or her designated beneficiary. If a participant elects installment payments, the participant can elect to change the amount, frequency and number of payments at any time. A participant also may elect ad hoc partial withdrawals. A participant may elect to defer distributions until age 70½ or age 72, as applicable. If the value of a participant’s account is $1,000 or less, the participant will receive a lump sum distribution from the Plan upon termination of employment. If the value of a participant’s account is greater than $1,000, the participant can leave his or her account in the Plan. Generally, distributions will be taxed as ordinary income in the year withdrawn and may also be subject to an early withdrawal penalty if taken before age 59½, unless eligible rollover distributions are rolled over to another qualified plan or an Individual Retirement Account (“IRA”). A 20% mandatory federal income tax withholding applies to withdrawals that are eligible for rollover, but which are not directly rolled over to another qualified plan or an IRA. If a participant does not specify the form and timing of the participant’s distribution, the benefit generally will be paid in installments beginning no later than April 1 of the calendar year following the calendar year in which the participant attains age 70½.
Participant Accounts
    Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s corresponding contributions and (ii) account earnings and losses, and charged with an allocation of administrative fees and expenses. Allocations are based on participant elections or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting of Participants’ Accounts
    Participants are fully vested in their accounts at all times.
Investment Income
    Dividends and earnings received on all funds, with the potential exception of the Exelon Corporation Stock Fund, are automatically reinvested in the fund to which those earnings apply.
Employee Stock Ownership Plan
    If a participant invests any portion of his or her account in the Exelon Corporation Stock Fund and is eligible to receive dividend distributions from the Plan, then the participant is deemed to have elected to have the dividends reinvested in the Exelon Corporation Stock Fund. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting the Recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend and not subject to an early withdrawal penalty.
2.Summary of Significant Accounting Policies
General
    The Plan follows the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Withdrawals and distributions are recorded when paid.
Use of Estimates
    The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition
    The Plan’s interest in the Master Trust is stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the Plan interest in investment income from the Master Trust. See Note 3 — Fair Value of Interest in Master Trust for further information.
Plan Expenses
    A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., management fees and other fund operating expenses) are used to cover the expenses related to running an investment fund, and are generally deducted directly from a participant’s investment returns. The asset-based fees relating to the target date and actively-managed custom funds are primarily presented within the investment and administrative fees of the Master Trust. See Note 3 — Fair Value of Interest in Master Trust for further information.
    Plan administration fees, which may include certain direct expenses, cover the day-to-day expenses of administering the Plan and are covered by amounts deducted directly from participant accounts. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans) and are charged directly against a participant’s account balance.
Notes Receivable from Participants
    Notes receivable from participants are valued at their unpaid principal balance plus accrued interest. No allowance for credit losses has been recorded as of December 31, 2021 or 2020.
Recent Accounting Pronouncements
Fair Value Measurements and Disclosure

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT CLINTON
NOTES TO FINANCIAL STATEMENTS
    In August 2018, FASB issued authoritative guidance that removed the requirements to disclose the following:
•The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy.
•The policy for timing of transfers between levels.
•The valuation processes for Level 3 fair value measurements.
The guidance added a requirement to disclose the range and weighted average of significant unobservable inputs to develop Level 3 fair value measurements.
The new guidance was effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments to remove disclosures must be applied retrospectively and can be early adopted, while the amendments to add disclosures must be applied prospectively and adoption can be delayed until the effective date. The adoption of this standard did not impact the Plan’s financial statements, but had an impact on its disclosures. See Note – 3 Fair Value of Interest in Master Trust for additional information.

3.Fair Value of Interest in Master Trust
    The Plan established a Master Trust Agreement with the Trustee for the purpose of investing assets of the Plan and other savings plans sponsored by Exelon. The investment options for the three savings plans that participate in the Master Trust are the same. Effective January 1, 2016, the Exelon Corporation Stock Fund was offered in all three savings plans that participate in the Master Trust. The Master Trust is comprised of two master trust investment accounts (“MTIA”), - one of which contains primarily real estate investments (“MTIA B”) and another for the remaining other investments (“MTIA A”). The real estate account within the Master Trust is comprised primarily of real estate assets that do not have an observable value (either directly or indirectly) on an established market, and therefore, is being reported separately for Form 5500 purposes. Interest and dividends along with net depreciation or appreciation in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s equitable share of the various investment funds and portfolios that comprise the Master Trust. The Plan’s Statements of Net Assets Available for Benefits include its share of investments maintained in the Master Trust measured at fair value on a recurring basis.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT CLINTON
NOTES TO FINANCIAL STATEMENTS
    The net assets of the Master Trust and Plan interest in the Master Trust as of December 31, 2021 and 2020 were as follows:

	December 31, 2021
	MTIA A	MTIA B	Total Master Trust	Plan Interest in Total Master Trust
ASSETS
Investments, at fair value
Interest-bearing cash	$716,316,424	$490	$716,316,914	$4,492,416
U.S. government securities	931,490,147	—	931,490,147	5,841,885
Corporate debt instruments - preferred	22,815,115	—	22,815,115	143,086
Corporate debt instruments - other	899,259,851	—	899,259,851	5,639,751
Corporate stock - preferred	7,942,793	—	7,942,793	49,814
Corporate stock - common	2,388,514,226	—	2,388,514,226	14,979,681
Corporate stock - Exelon Corporation (1)	392,149,795	—	392,149,795	2,459,386
Real estate	—	263,137,350	263,137,350	1,650,278
Common/collective trust funds	5,493,227,638	711,740	5,493,939,378	34,455,504
Registered investment company securities	257,037,882	29,054,705	286,092,587	1,794,243
Other investments	205,160,553	—	205,160,553	1,286,674
Total Master Trust investments	11,313,914,424	292,904,285	11,606,818,709	72,792,718
Other Assets
Cash	1,952,083	—	1,952,083	12,243
Accrued dividend and interest	18,467,899	—	18,467,899	115,822
Due from brokers for securities sold	65,244,426	—	65,244,426	409,184
Pending foreign exchange purchase receivable	108,524,938	—	108,524,938	680,619
Other	3,806,886	—	3,806,886	23,875
Total other assets	197,996,232	—	197,996,232	1,241,743
Total Master Trust assets	11,511,910,656	292,904,285	11,804,814,941	74,034,461
LIABILITIES
Accrued investment and administrative expenses	10,434,144	2,476,269	12,910,413	80,968
Due to broker for securities purchased	124,823,658	—	124,823,658	782,838
Pending foreign exchange purchase payables	108,541,805	—	108,541,805	680,725
Other liabilities	1,947,524	—	1,947,524	12,214
Total Master Trust liabilities	245,747,131	2,476,269	248,223,400	1,556,745
Total Master Trust net assets	$11,266,163,525	$290,428,016	$11,556,591,541	$72,477,716

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT CLINTON
NOTES TO FINANCIAL STATEMENTS

	December 31, 2020
	MTIA A	MTIA B	Total Master Trust	Plan Interest in Total Master Trust
ASSETS
Investments, at fair value
Interest-bearing cash	$718,144,478	$44	$718,144,522	$4,630,616
U.S. government securities	923,864,316	—	923,864,316	5,957,103
Corporate debt instruments - preferred	22,269,193	—	22,269,193	143,592
Corporate debt instruments - other	885,814,005	—	885,814,005	5,711,753
Corporate stock - preferred	8,677,889	—	8,677,889	55,955
Corporate stock - common	1,679,575,224	—	1,679,575,224	10,829,947
Corporate stock - Exelon Corporation (1)	315,752,656	—	315,752,656	2,035,982
Real estate	—	208,447,904	208,447,904	1,344,078
Common/collective trust funds	5,428,897,122	661,019	5,429,558,141	35,009,941
Registered investment company securities	220,439,300	66,351,223	286,790,523	1,849,233
Other investments	189,858,545	—	189,858,545	1,224,213
Total Master Trust investments	10,393,292,728	275,460,190	10,668,752,918	68,792,413
Other Assets
Cash	566,337	—	566,337	3,652
Accrued dividend and interest	17,375,930	—	17,375,930	112,041
Due from brokers for securities sold	119,272,787	—	119,272,787	769,074
Pending foreign exchange purchase receivable	110,915,170	—	110,915,170	715,184
Other	6,069,880	—	6,069,880	39,139
Total other assets	254,200,104	—	254,200,104	1,639,090
Total Master Trust assets	10,647,492,832	275,460,190	10,922,953,022	70,431,503
LIABILITIES
Accrued investment and administrative expenses	10,781,628	1,288,355	12,069,983	77,826
Due to broker for securities purchased	230,125,974	—	230,125,974	1,483,859
Pending foreign exchange purchase payables	110,920,515	—	110,920,515	715,218
Other liabilities	2,652,547	—	2,652,547	17,104
Total Master Trust liabilities	354,480,664	1,288,355	355,769,019	2,294,007
Total Master Trust net assets	$10,293,012,168	$274,171,835	$10,567,184,003	$68,137,496
(1)The Exelon Corporation Stock Fund held $392 million and $315 million of this investment as of December 31, 2021 and 2020, respectively. The actively-managed custom funds did not hold this investment as of December 31, 2021 and held $1 million of this investment as of December 31, 2020.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT CLINTON
NOTES TO FINANCIAL STATEMENTS
The net investment income of the Master Trust and Plan interest in the Master Trust for the year ended December 31, 2021 was as follows:

	Year Ended December 31, 2021
	MTIA A	MTIA B	Total	Plan Interest in Total Master Trust
Corporate stock dividends	$45,854,949	$—	$45,854,949	$324,774
Other interest and dividends	63,840,260	1,534,645	65,374,905	463,028
Net appreciation in the fair value of investments	1,327,667,923	80,810,641	1,408,478,564	10,003,650
Total net investment income	1,437,363,132	82,345,286	1,519,708,418	10,791,452
Investment and administrative expenses not directly allocated to the plans	(17,611,082)	(2,022,451)	(19,633,533)	(139,057)
Total Master Trust net investment income	$1,419,752,050	$80,322,835	$1,500,074,885	$10,652,395

Recurring Fair Value Measurements
    To increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:
•Level 1 - unadjusted quoted prices in active markets for identical assets for which the Plan has the ability to access as of the reporting date.
•Level 2 - inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data.
•Level 3 - unobservable inputs, such as internally-developed pricing models for the asset. The Plan does not have any financial assets utilizing Level 3 inputs.
    The valuation methods for each investment category are described below.
    Interest-bearing cash. Investments with original maturities of three months or less when purchased, including certain short-term fixed income securities and money market funds, are considered interest-bearing cash. The fair values are based on observable market prices and, therefore, have been categorized in Level 1 in the fair value hierarchy.
    U.S. government securities. U.S. government securities are valued daily based on quoted prices in active markets. Investments in U.S. Treasury securities have been categorized in Level 1 because they trade in highly liquid and transparent markets. Investments in U.S. government affiliates are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2.
    Preferred and other corporate debt instruments. Corporate debt instruments are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2.
    Preferred, common corporate stock and Exelon Corporation stock. The Master Trust’s stock investments are primarily traded on exchanges that contain only actively traded securities, due to the volume trading requirements imposed by these exchanges. Preferred and common corporate stocks, including Exelon Corporation stock, rights and warrants, are valued daily based on quoted prices in active markets and are categorized as Level 1.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT CLINTON
NOTES TO FINANCIAL STATEMENTS
    Real estate. Income producing real estate funds are held in a separate account with liquid securities and are valued by the fund managers on a periodic basis. Fund values are based on valuation of the underlying investments which may include inputs such as operating results, discounted future cash flows and market-based comparable data. The valuation inputs are unobservable. Certain real estate investments are redeemable from the investment vehicle quarterly, with 30 days of notice and may be subject to certain restrictions. The fair value is determined using net asset value (NAV) or its equivalent as a practical expedient and are not classified within the fair value hierarchy.
    Common/collective trust funds. Common/collective trust funds are maintained by investment companies and hold investments in accordance with a stated set of fund objectives. For common/collective trust funds which are not publicly quoted, the funds are valued using the NAV per fund share as a practical expedient, which is primarily derived from the quoted prices in active markets of the underlying securities, and are not classified within the fair value hierarchy. Common/collective trust funds can be redeemed monthly or more frequently, with 3 or less days of notice.
    Registered investment company securities. Registered investment company securities are investment funds maintained by investment companies that hold investments in accordance with a stated set of fund objectives. For funds with values that are publicly quoted on a daily basis in active markets, the funds have been categorized as Level 1. For funds with values which are not publicly quoted, the funds are valued using the NAV per fund share as a practical expedient, which is primarily derived from the quoted prices in active markets of the underlying securities, and are not classified within the fair value hierarchy. The registered investment company securities can be redeemed daily.
    Other investments. Other investments may include futures contracts, swap contracts, holdings in real estate investment trusts, and state, municipal and foreign government fixed income securities. Futures contracts are valued daily based on quoted prices in active markets and trade in open markets, and have been categorized as Level 1. Real estate investment trusts are valued daily based on quoted prices in active markets and have been categorized as Level 1. State, municipal and foreign government fixed income securities are valued daily using evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences, and are categorized as Level 2. Derivative instruments other than futures contracts are valued based on external price data of comparable securities and have been categorized as Level 2.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT CLINTON
NOTES TO FINANCIAL STATEMENTS
The following tables present assets measured and recorded at fair value on the Plan’s Statement of Net Assets Available for Benefits and in the Master Trust’s net assets on a recurring basis and their level within fair value hierarchy as of December 31, 2021 and 2020.

As of December 31, 2021
	Level 1	Level 2	Not Subject to Leveling	Total
Master Trust Investments:
Interest-bearing cash	$716,316,914	$—	$—	$716,316,914
U.S. government securities	458,868,252	472,621,895	—	931,490,147
Corporate debt instruments - preferred	—	22,815,115	—	22,815,115
Corporate debt instruments - other	—	899,259,851	—	899,259,851
Corporate stock - preferred	7,942,793	—	—	7,942,793
Corporate stock - common	2,388,514,226	—	—	2,388,514,226
Corporate stock - Exelon Corporation	392,149,795	—	—	392,149,795
Real estate	—	—	263,137,350	263,137,350
Common/collective trust funds	—	—	5,493,939,378	5,493,939,378
Registered investment company securities	29,054,705	—	257,037,882	286,092,587
Other investments	27,653,915	177,506,638	—	205,160,553
Total Master Trust investments	$4,020,500,600	$1,572,203,499	$6,014,114,610	$11,606,818,709

As of December 31, 2020
	Level 1	Level 2	Not Subject to Leveling	Total
Master Trust Investments:
Interest-bearing cash	$718,144,522	$—	$—	$718,144,522
U.S. government securities	535,193,565	388,670,751	—	923,864,316
Corporate debt instruments - preferred	—	22,269,193	—	22,269,193
Corporate debt instruments - other	—	885,814,005	—	885,814,005
Corporate stock - preferred	8,677,889	—	—	8,677,889
Corporate stock - common	1,679,575,224	—	—	1,679,575,224
Corporate stock - Exelon Corporation	315,752,656	—	—	315,752,656
Real estate	—	—	208,447,904	208,447,904
Common/collective trust funds	—	—	5,429,558,141	5,429,558,141
Registered investment company securities	66,351,223	—	220,439,300	286,790,523
Other investments	27,064,074	162,794,471	—	189,858,545
Total Master Trust investments	$3,350,759,153	$1,459,548,420	$5,858,445,345	$10,668,752,918

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT CLINTON
NOTES TO FINANCIAL STATEMENTS
4.Risks and Uncertainties
    The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
    From time to time, investment managers may use derivative financial instruments including futures, forward foreign exchange, and swap contracts. Derivative instruments may be used to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan’s exposure is limited to the fund(s) utilizing such derivative investments. Risks of entering into derivatives include the risk of an illiquid market, inability of a counterparty to perform, or unfavorable movement in foreign currency exchange rates, interest rates, or the underlying securities.
    Some investment managers may engage in securities lending programs in which the funds lend securities to borrowers, with the objective of generating additional income. The borrowers of fund securities deliver collateral to secure each loan in the form of cash, securities, or letters of credit, and are required to maintain the collateral at a level no less than 100% of the market value of the loaned securities. Cash collateral is invested in common/collective trust funds or collateral pools. Participation in securities lending programs involves exposure to the risk that the borrower may default and there may be insufficient collateral to buy back the security. Lenders of securities also face the risk that invested cash collateral may become impaired or that the interest paid on loans may exceed the amount earned on the invested collateral. The Plan’s exposure is limited to the funds that lend securities.
5.Income Tax Status
    The Plan obtained its latest determination letter on August 3, 2017 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan is qualified under Section 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan design remains in compliance with the applicable requirements of the Code. Therefore, it is believed that the Plan was qualified and the related Master Trust was tax-exempt as of the financial statement date.
    GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable authorities. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021, there were no uncertain tax positions taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.Plan Termination
The Plan may be amended, modified or terminated by Exelon at any time. The Plan may also be terminated if the IRS disqualifies the Plan. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT CLINTON
NOTES TO FINANCIAL STATEMENTS
remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan.
7.Related Party Transactions
Investment options in the Plan include common/collective trust funds managed by the Trustee or its affiliates. The Master Trust also holds shares of Exelon Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no known prohibited transactions with a party-in-interest.
8. Plan Transfers
    In 2021, there were transfers totaling $763,925 from the Plan to Exelon Corporation Employee Savings Plan. In 2021, there were transfers totaling $209,086 to the Plan from the Exelon Corporation Employee Savings Plan.
9.    Subsequent Events
        On February 21, 2021, Exelon's Board of Directors approved a plan to separate Exelon's utility registrants and its generation business, creating two separate publicly traded companies. Exelon completed the spinoff of its generation business on February 1, 2022, creating Constellation Energy Corporation, a new and separate publicly traded company. As of that date, sponsorship of the Plan, and its assets and liabilities, were transferred to Constellation Energy Generation LLC, a subsidiary of Constellation Energy Corporation, as plan sponsor.

EXELON EMPLOYEE SAVINGS PLAN FOR REPRESENTED EMPLOYEES AT CLINTON
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2021
Schedule H, Part IV, Item 4i of Form 5500
Employer Identification Number 23-2990190, Plan #014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	(e) Current Value

*	Interest in net assets of Master Trust, at fair value		$72,477,716
*	Participant loans	Interest rates: 4.25% - 8.25%	1,002,625
	Total investments		$73,480,341

*	Represents party-in-interest
	Column (d), cost, has been omitted as investments are participant-directed.

EXHIBIT INDEX

Exhibit filed with Form 11-K for the year ended December 31, 2021:

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

Exelon Employee Savings Plan for Represented Employees at Clinton

Date: June 22, 2022	/s/ Michelle Aubin
Michelle Aubin
Plan Administrator